EXHIBIT 4(u)
Pacific Life Insurance Company
700 Newport Center Drive
Newport Beach, CA 92660
CORE PROTECT ADVANTAGE RIDER
Pacific Life Insurance Company, a stock company, has issued this Rider as a part of the annuity Contract to which it is attached.
All provisions of the Contract that do not conflict with this Rider apply to this Rider. In the event of any conflict between the provisions of this Rider and the provisions of the Contract, the provisions of this Rider shall prevail over the provisions of the Contract.
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Definition of Terms — Unless redefined below, the terms defined in the Contract will have the same meaning when used in this Rider. For purposes of this Rider, the following definitions apply:
Quarterly Rider Anniversary — Every three month anniversary of the Rider Effective Date.
Term — The [ten (10)] year period beginning on the Rider Effective Date.
Core Protect Advantage Rider — You have purchased a Core Protect Advantage Rider. Subject to the terms and conditions described herein, we will increase the Contract Value to the Guaranteed Protection Amount (as determined under the Guaranteed Protection Amount provision of this Rider), if at the end of the Term, the Contract Value is less than the Guaranteed Protection Amount.
This Rider may be purchased on the Contract Date or on any subsequent Contract Anniversary, provided:
(a)	the age of each Annuitant is 85 years or younger on the date of purchase; and

(b)	the date of purchase is at least [ten (10)] years prior to the Annuity Date.
The date of purchase is the Rider Effective Date as shown on Page 4.
For the Contract Value to be increased to the Guaranteed Protection Amount at the end of the Term, the entire Contract Value must be invested for the entire Term according to the investment allocation requirements applicable to this Rider.
Annual Charge — An annual charge for expenses related to this Rider will be deducted on a quarterly basis. The annual charge is equal to [0.50%] ([0.125%] quarterly) and will not exceed a maximum annual charge percentage of [1.00%] ([0.25%] quarterly).
The charge is deducted, in arrears, on each Quarterly Rider Anniversary that this Rider remains in effect. The charge is equal to the quarterly charge percentage multiplied by the Guaranteed Protection Amount on the day the charge is deducted. The charge will be deducted from the Investment Options on a proportionate basis relative to the Account Value in each such Investment Option.
The annual charge percentage established on the Rider Effective Date will not change during the Term
If this Rider terminates on a Quarterly Rider Anniversary, the entire charge for the prior Quarterly Rider Anniversary will be deducted from the Contract Value on that Quarterly Rider Anniversary.
If the Rider terminates prior to a Quarterly Rider Anniversary, we will prorate the charge. The prorated amount will be based on the Guaranteed Protection Amount as of the day the Rider terminates. Such prorated amount will be deducted from the Contract Value on the earlier of the day the Contract terminates or the Quarterly Rider Anniversary immediately following the day the Rider terminates.
We will waive the charge for the current quarter in the following cases:
(a)	if the Rider terminates as a result of the death of an Owner or sole surviving Annuitant;

(b)	upon full annuitization of the Contract;

(c)	after the Contract Value is zero.
Any portion of the annual charge we deduct from any of our fixed-rate General Account Investment Options (if available under the Contract) will not be greater than the annual interest credited in excess of that option’s minimum guaranteed interest rate.
Guaranteed Protection Amount — The Guaranteed Protection Amount is equal to (a) plus (b) minus (c); where:
(a)	is eighty percent (80%) of the Contract Value at the start of the Term;

(b)	is eighty percent (80%) of each subsequent Purchase Payments paid to the Contract during the first year of the Term, provided the Contract allows for subsequent Purchase Payments after the first Contract Year; and
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(c)	is a pro rata adjustment for withdrawals made from the Contract during the Term. The adjustment for each withdrawal is calculated by multiplying the Guaranteed Protection Amount prior to the withdrawal by the ratio of the amount of the withdrawal (including any applicable withdrawal charge) to the Contract Value immediately prior to the withdrawal.
For purposes of determining the Contract Value at the start of the Term:
(1)	if this Rider is purchased on the Contract Date, the Contract Value is equal to the Initial Purchase Payment; or

(2)	if this Rider is purchased on a Contract Anniversary, the Contract Value is equal to the Contract Value on that Contract Anniversary.
Additional Amount — On the last day of the Term, we will apply an additional amount to the Contract if the Contract Value on such day is less than the Guaranteed Protection Amount. The additional amount will be equal to the difference between the Contract Value on the last day of the Term and the Guaranteed Protection Amount.
If, on the last day of the Term, the Contract is annuitized, the first death of an Owner or the death of the last surviving Annuitant occurs, or a full withdrawal of the amount available for withdrawal is made, the Contract Value will reflect any additional amount as described in this provision, prior to the payment of any annuity, death or full withdrawal benefits.
We will not apply an additional amount if the Contract Value on the last day of the Term is greater than the Guaranteed Protection Amount.
Continuation of Rider if Surviving Spouse Continues Contract — If the Owner dies during the Term and if the surviving spouse of the deceased Owner elects to continue the Contract in accordance with its terms, then the provisions of this Rider will continue until the end of the Term.
Termination of Rider — Except as otherwise provided under the Continuation of Rider if Surviving Spouse Continues Contract provision of this Rider, this Rider will automatically terminate at the end of the Term or, if earlier, upon the occurrence of one of the following events:
(a)	the day any portion of the Contract Value is no longer invested according to the investment allocation requirements applicable to this Rider;

(b)	the day we receive notification from you to terminate this Rider;

(c)	the day of the first death of an Owner or the date of death of the sole surviving Annuitant;

(d)	the day the Contract is terminated in accordance with the provisions of the Contract;

(e)	the day we are notified of a change in ownership of the Contract to a non-spouse Owner if the Contract is non-qualified, excluding changes in ownership to or from certain trusts; or

(f)	the Annuity Date.
Rider Effective Date — This Rider is effective on the Contract Date, unless a later date is shown below.
     Rider Effective Date: [date]
All other terms and conditions of the Contract remain unchanged by this Rider.
PACIFIC LIFE INSURANCE COMPANY
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Chairman and Chief Executive Officer	Secretary
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CORE PROTECT ADVANTAGE RIDER
SAMPLE CALCULATIONS
The numeric example shown in this section is based on certain assumptions. This has been provided to assist in understanding the benefits provided by this Rider. The example below is not intended to serve as a projection of future investment returns.
The values shown below are based on the following assumptions:
•	Rider Effective Date = Contract Date

•	Initial purchase payment = $100,000

•	A subsequent purchase payment of $20,000 is received in Contract year 1 and $10,000 is received in Contract Year 3

•	A withdrawal of $10,000 is taken during Contract Year 7

					Additional Amount
Beginning			Contract Value	Guaranteed	Added to the
of Contract Year	Purchase Payment	Withdrawal	after Activity	Protection Amount	Contract Value
1	$100,000		$100,000	$80,000
Activity	$20,000		$122,000	$96,000
2			$122,000	$96,000
3			$124,440	$96,000
Activity	$10,000		$136,929	$96,000
4			$136,929	$96,000
5			$139,668	$96,000
6			$142,461	$96,000
7			$128,215	$96,000
Activity		$10,000	$105,393	$87,677
8			$94,854	$87,677
9			$85,368	$87,677
10			$76,831	$87,677
11			$69,148	$87,677	$18,529
•	On the rider effective date, the Guaranteed Protection Amount is set equal to $80,000, 80% of the initial purchase payment of $100,000.

•	During Contract Year 1, an additional purchase payment of $20,000 was made. Since this purchase payment was made during the first Contract Year, the Guaranteed Protection Amount is increased by $16,000, 80% of the $20,000 purchase payment. The new Guaranteed Protection Amount equals $96,000.

•	During Contract Year 3, an additional purchase payment of $10,000 was made. However, this purchase payment will not increase the Guaranteed Protection Amount because it was not made during the first year of the Term.

•	During Contract Year 7, a withdrawal of $10,000 was made. This withdrawal reduces the Guaranteed Protection Amount on a pro-rata basis. The withdrawal of $10,000 is divided by the Contract Value before the withdrawal of $115,393. The result of 8.67% is multiplied by the Guaranteed Protection Amount before the withdrawal of $96,000, which equals $8,323. $8,323 is subtracted from $96,000 resulting in the new Guaranteed Protection Amount of $87,677.

•	At the beginning of Contract Year 11 (end of the 10-year Term), the Contract Value of $69,148 is less than the Guaranteed Protection Amount of $87,677. Therefore, $18,529 ($87,677 - $69,148) is added to the Contract Value and the rider terminates.